Exhibit 99.1

Provident Announces Participation in the TD London Energy Conference and January Cash Dividend

All values are in Canadian dollars.

CALGARY, Jan. 11, 2012 /CNW/ - Provident Energy Ltd. (Provident) (TSX-PVE) (NYSE-PVX) announced today that Andrew Gruszecki, Executive Vice President, will be participating in a panel discussion at the TD London Energy Conference in London, England on Monday, January 16, 2012 at 1:30 p.m. GMT.

January 2012 Cash Dividend

Provident's January cash dividend of $0.045 per share is payable on February 15, 2012 and will be paid to shareholders of record on January 25, 2012. The ex-dividend date will be January 23, 2012. Provident's 2012 annualized dividend rate is $0.54 per common share.  Based on the current annualized dividend rate and the TSX closing price on January 10, 2012 of $10.14, Provident's yield is approximately 5.3 percent.

For shareholders receiving their dividends in U.S. funds, the January 2012 cash dividend will be approximately US$0.044 per share based on an exchange rate of 0.9839. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute "forward-looking statements" or "forward-looking information" under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

%CIK: 0001142229

For further information:
Investor and Media Contact: Raina Vitanov Manager, Investor Relations Ashley Nuell Investor Relations & Communications Analyst Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 - 2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com

CO: Provident Energy Ltd.

CNW 17:50e 11-JAN-12